Exhibit 21.1

SUBSIDIARIES

Name of Subsidiary	State or Other Jurisdiction of Incorporation	Name Under Which Subsidiary is Doing Business
IDI Holdings, LLC	Delaware
Interactive Data, LLC	Georgia	Interactive Data Intelligence
Tiger Media Global Limited	British Virgin Islands
Shanghai Tiger Shangda Investment Consulting Co. Ltd.	China
Shanghai Tiger Yaoyang Advertising Co., Ltd.	China
Tiger Media Investments Limited	British Virgin Islands
Tiger Media Limited	Hong Kong
Shanghai Tai Tian Advertising Co., Ltd.	China